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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of February, 2003
                                         --------


                              SHELL CANADA LIMITED
                -----------------------------------------------
                (Translation of registrant's name into English)


                 400 - 4 Avenue S.W., Calgary, Alberta. T2P 0J4
                -----------------------------------------------
                    (Address of principal executive offices)


     (indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

                   Form 20-F [ ]              Form 40-F [X]

     (indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                   Yes [ ]                           No [X]

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                             SHELL CANADA LIMITED
                             ---------------------------------------------------
                             (Registrant)



Date: February 4, 2003       By: "S. STOTVIG"
                                 -----------------------------------------------
                                 (Signature)

                                 S. Stotvig, Vice President & Chief Fin. Officer
                                 -----------------------------------------------
                                 (Name and Title)



                             By: "J.M. COULL"
                                 -----------------------------------------------
                                 (Signature)

                                 J.M. Coull, Assistant Secretary
                                 -----------------------------------------------
                                 (Name and Title)

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                               NOTICE OF INTENTION
                                     TO MAKE
                           A NORMAL COURSE ISSUER BID

Copies of this document may be obtained on request without charge from CIBC Mellon Trust Company, 600 The Dome Tower, 333 - 7 Avenue S.W., Calgary, Alberta. T2P 2Z1, Answerline number: 1-800-387-0825, E-Mail: inquiries@cibcmellon.com,
Internet: www.cibcmellon.com

1.       Name of Issuer

         Shell Canada Limited ("Shell") a corporation incorporated under the Canada Business Corporations Act, having its registered office located at 400 - 4 Avenue S.W., Calgary, Alberta, T2P 0J4, and listed on the Toronto Stock Exchange.

2.       Shares Sought

         Shell intends to purchase for cancellation by way of a Normal Course Issuer Bid (the "Bid"), from time to time as and when Shell considers it advisable, up to a maximum of 5,518,166 of Shell's issued and outstanding Common Shares, being approximately 2% of the 275,908,290 issued and outstanding Common Shares as at January 27, 2003.

3.       Duration

         The Bid will commence February 7, 2003 and Common Shares may be purchased pursuant to the Bid until the earlier of the close of business on February 6, 2004 and the date upon which Shell has either acquired the maximum number of Common Shares specified above or has decided not to purchase any more Common Shares.

4.       Method of Acquisition

         The purchases of the Common Shares pursuant to the Bid will be made as directed by specified members of Shell's management, from time to time, on the open market through the facilities of the Toronto Stock Exchange (the "TSX"). Such purchases and payment for the Common Shares acquired will be made on behalf of Shell in accordance with the by-laws and rules of the TSX. The price paid


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for the Common Shares acquired pursuant to the Bid will be the market price of the Common Shares at the time of acquisition.

         During the period the Bid is outstanding, Shell does not intend to make purchases of the Common Shares (other than by way of an exempt offer) other than by means of open market transactions.

5.       Consideration Offered

         The price which Shell shall pay for the Common Shares pursuant to the Bid will be the market price at the time of purchase and shall not be higher than the last independent trade of a board lot of the Common Shares.

         Shell and any vendor of the Common Shares pursuant to the Bid will be required to pay commissions to their respective brokers with respect to such purchases and sales.

         The funds required to purchase the Common Shares will be provided by Shell's working capital.

6.       Reason for Shell's Bid

         The purpose of purchases made pursuant to the Bid is to counter dilution of the Common Shares under Shell's employee stock option program.

7.       Valuation

         After reasonable inquiry, the directors and officers of Shell are not aware of any appraisal or valuation concerning Shell, its material assets or securities, prepared within two years preceding the date of this Notice.

8.       Previous Purchases

         Shell has not purchased any shares within the last 12 months.

9.       Persons Acting Jointly or in Concert with Shell

         Shell has no knowledge of any person acting jointly or in concert with it in connection with the Bid.

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10.      Acceptance by Insiders, Affiliates and Associates

         Shell Investments Limited, which holds in excess of 10% of the Common Shares, has advised that neither it nor its affiliates intend to sell any of their Common Shares during the course of the Bid.

         To Shell's knowledge, after reasonable inquiry, no director, senior officer or any associate thereof, or other insider of Shell, or any person or company acting jointly or in concert with Shell, intends to sell Common Shares at any time during the course of Bid other than Timothy W. Faithfull, Robert T. Stewart, Steinar Stotvig, Harold Lemieux, Matthew B. Haney and Gary N. Stewart. It is possible that sales of Common Shares by persons or entities other than those identified may occur during the duration of the Bid as circumstances or decisions of these persons or entities, unrelated to Shell's purpose as stated in this Notice, may determine.

         Since all purchases of Common Shares by Shell will be made in the open market, Shell is not in a position to know in advance the identity of persons from whom it may purchase Common Shares. There is, however, no arrangement whereby Shell will accord any preference in respect of purchases of Common Shares held by any person.

11.      Benefits from the Normal Course Bid

         No director, senior officer or associate thereof or person acting jointly or in concert with Shell or any person or company holding 10% or more of the Common Shares will receive any direct or indirect benefit which is not equally available to any shareholder who retains or sells the Common Shares held by such shareholder.

12.      Material Change in the Affairs of the Issuer

         There are no material changes or plans or proposals for material changes in the affairs of Shell other than as disclosed in this Notice or as previously disclosed.


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13.      Certificate

         I, S. Stotvig, Vice President and Chief Financial Officer of Shell Canada Limited, hereby certify, as a senior officer duly authorized by the Board of Directors of Shell Canada Limited, that the foregoing Notice of Intention has been authorized by the Board of Directors of Shell, is complete and accurate and in compliance with Part VI of the TSX Company Manual and the Exchange Policy Statement on Normal Course Issuer Bids contained in Rule 6-501 of Appendix F to the TSX Company Manual and contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

DATED at Calgary, Alberta, this 3rd day of February, 2003.


                                                       "S. STOTVIG"
                                                -------------------------------
                                                S. Stotvig, Vice President
                                                And Chief Financial Officer
                                                Shell Canada Limited